Exhibit 99.1

Castor Maritime Inc. Receives 180-day Extension from Nasdaq to Meet Nasdaq’s Minimum Bid Price Requirement

Limassol, Cyprus, October 19, 2023 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor”, or the “Company”), a diversified global shipping company, announces the receipt of a notification letter on October 18, 2023 from The Nasdaq Stock Market (“Nasdaq”) granting the Company an additional 180-day extension to April 15, 2024 (the “Second Compliance Period”) to regain compliance with Nasdaq’s $1.00 per share minimum bid price requirement (the “Minimum Bid Price Requirement”) for continued listing of the Company’s common shares on the Nasdaq Capital Market. As previously reported on April 21, 2023, the Company received written notification from Nasdaq that it was no longer in compliance with the Minimum Bid Price Requirement.

The Company can cure this deficiency if the closing bid price of its common shares is $1.00 per share or higher for at least ten consecutive business days during the Second Compliance Period. The Company intends to regain compliance with the Minimum Bid Price Requirement within the Second Compliance Period and is considering all available options, including a reverse stock split, for which it has received shareholder approval.

During the Second Compliance Period, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market. If the Company does not regain compliance within the Second Compliance Period, the Company’s common stock will be subject to delisting by Nasdaq. The Company's business operations are not affected by the receipt of the notification.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 20 vessels, with an aggregate capacity of 1.6 million dwt, currently consisting of one Capesize vessel, six Kamsarmax vessels, which include the M/V Magic Argo which the Company agreed to sell on September 22, 2023, eleven Panamax dry bulk vessels and two 2,700 TEU containership vessels.

 For more information, please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements give the Company’s current expectations and projections about future events, including business strategy, goals, and future financial condition and performance, and so actual results to differ materially from what is expressed or implied by the statements. These statements sometimes use words such as “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending”, “indicates” and other words of similar meaning (or the negative thereof) and include all matters that are not historical or current facts.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, factors and uncertainties regarding the Company’s ability to timely regain compliance with the Minimum Bid Price Requirement and Nasdaq’s continued listing requirements, the effect of a potential de-listing of the Company’s common shares and those factors discussed under “Risk Factors” in our Annual Report for the year ended December 31, 2022 and/or our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com